1 Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) Transcript of the International Game Technology PLC 2024 First Quarter Results Call Held on May 14, 2024 Operator Thank you for standing by. My name is Krista, and I will be your conference operator today. At this time, I would like to welcome everyone to the International Game Technology 1st Quarter 2024 Earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question at that time, simply press “*” followed by the number “1” on your telephone keypad; and, if you would like to withdraw that question, again, press “*1”. Thank you. I will now turn the conference over to James Hurley, Senior Vice President of Investor Relations. James, you may begin your conference. Jim Hurley Senior Vice President of Investment Relations of International Game Technology PLC (“IGT”) Thank you, Krista, and thank you all for joining us for IGT’s 1st Quarter 2024 conference call, which is hosted by Vince Sadusky, our Chief Executive Officer, and Max Chiara, our Chief Financial Officer. After some prepared remarks, Vince and Max will, will be available for your questions. During today's call, we will be making some forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees, and our actual results may differ materially from those expressed or implied in the forward-looking statements. The principal risks and uncertainties that could cause our results to differ materially from our current expectations are detailed in our latest earnings release and in our SEC filings. During this call, we will discuss certain non-GAAP financial measures. You’ll find additional disclosures regarding these non-GAAP measures, including reconciliations with comparable GAAP measures, in our press release, slides accompanying this webcast, and our filings with the SEC, each of which is posted on our investor relations website. And now, I’ll turn the call over to Vince Sadusky.

2 Vince Sadusky Chief Executive Officer of IGT Thank you, Jim, and welcome everyone to the call. Fiscal 2024 is off to a strong start with Q1 results that exceeded our outlook. Revenue of nearly $1.1 billion was better than expected, primarily on Global Gaming (correction: Global Lottery) and iGaming performance. The 24 percent operating margin was 400 basis points higher than anticipated, mostly on better Lottery results from Italy same-store sales and strong North American jackpot activity in late March, in addition to the timing of Separation and divestiture costs. The company delivered record operating income of $273 million, excluding separation and divestiture costs. Based upon Q1 performance exceeding expectations, we’ve upgraded our full-year 2024 revenue and profit goals, which Max will walk you through later. Focusing on the operating segments, Global Lottery revenue rose 6 percent, driven by Italy game innovation and strong product sales growth. Global Lottery has now achieved six consecutive quarters of operating margin expansion. Global same-store sales were better than expected, largely on strong Italy instant ticket performance and significant U.S. multi-state jackpot activity toward the end of the quarter thanks to billion dollar-plus jackpots for both Powerball and Mega Millions. Italy’s more than 4 percent same-store sales growth reflects similar trends for both instants and draw games and was achieved on top of 10 percent growth in Q1’23. This performance is a true testament to IGT’s unique market knowledge and player insights that create compelling game innovation and go-to-market strategies. Same-store sales in North America and the Rest of the World were slightly below prior year, mostly due to differences in the year-to-year cadence of new instant ticket game launches, especially for higher-priced games. Global iLottery sales continue to expand at a fast clip – up over 20 percent in period – led by a growing portfolio of high-performing e-instant games like Ghostbusters in the U.S. and Ultra Numerissimi in Italy. IGT’s best-in-class Lottery hardware and software solutions drove another quarter of strong product sales growth. We’ve had some meaningful updates on the upcoming Italy Lotto License tender. A recent government decree confirmed the nine-year term and minimum €1 billion upfront license fee, which will be payable in three tranches. In addition, the effective rate will remain 6 percent, which is consistent with the current license. In preparation for the upcoming tender, IGT and our current partners have entered into memorandums of understanding to maintain the existing joint venture

3 structure for the new bid. As the only operator of this license for three decades, we are confident in our ability to compete for the next license term. I’d like to spend some time on the key product strategies driving Global Lottery’s consistent growth. Broadly, they are new game launches, increased play frequency, and a multichannel focus. In Italy, the team has done a fantastic job delivering compelling game innovation, including revitalizing core franchises across draw and instant games. They are successfully amplifying the impact of this innovation with coordinated launches across both retail and digital channels. In fact, our multidimensional, omnichannel games won "Lottery Product of the Year" at February’s International Gaming Awards. In instants, updated graphics and new price points and payout structures have maintained the success of iconic games like Numerissimi. We launched the €20 Ultra Numerissimi extended-play game in Q1, which helped drive incremental sales in the period. We are executing a similar strategy with the Doppia Sfida franchise, renewing it with updated graphics and an enriched game experience that will be supported by several new retail and e-instant games as well as expanded price points over the next few months. Increased play frequency is helping drive growth in Italy draw games. This includes a second MillionDay draw introduced in the second quarter of last year, a fourth weekly Lotto draw launched in Q3, and new 10eLotto “special draws” occurring between 4pm and 6pm each day that began in Q4 of last year. Outside of Italy, the mid-March launch of 500 Times the Money, Georgia’s second $50 instant ticket game, is currently driving improved sales in that category. New Jersey’s 50 Million Dollar Explosion launched in the end of Q1 with a $20 price point, and that’s having a similarly positive impact. Cash Pop™, a proprietary IGT draw-based game, recently expanded to a 13th jurisdiction. The highly customized game play and multiple daily draw times creates an engaging player experience, which explains Cash Pop’s popularity and success in helping to drive lottery sales growth. Georgia’s multichannel Quick Win game, launched in September, currently has eight iterations in the market. The retail and iLottery games share a progressive jackpot, and sales are well-balanced across channels. Based on the strong results, there are another six Quick Win games planned for 2024. Broad-based demand for games and cabinets is driving sustained profit momentum for our Gaming & Digital segment, where year-to-year profit margins expanded for the twelfth consecutive quarter. The global installed base grew to over 54,000 units in the quarter. This includes the seventh consecutive quarter of growth for U.S. & Canada premium units. In fact, the U.S. & Canada installed base of multi-level progressive games was up 6 percent from year-end levels on the continued success of Prosperity Link and Mystery of the Lamp – which was named the top performing new premium game at this year’s EKG Slots Awards Show.

4 Gaming machine unit sales have been on a strong, multi-year growth trajectory, thanks to a consistent pipeline of exciting new games. Rising Rockets is one of the latest in that roster, securing the number 3 and number 5 spots in top indexing new core video games. Our new cabinets, in particular the PeakCurve™49, remain among the top-performing North American cabinets, and this helped drive record U.S. and Canada average selling prices in Q1. iGaming revenue grew 10 percent in the quarter, with GGR reaching an all-time high in March, driven by strong IGT game performance in the U.S. That momentum was supported by the top- performing Cash Eruption, in addition to our popular video poker and table game offerings. We continue to see success with our bespoke game program, and recently launched Wheel of Fortune Triple Extreme Spin with BetMGM and Fort Knox Cats with FanDuel. IGT has had consistent success bringing gaming and digital games to market through focused R&D investment, including process improvements and more discipline in game and hardware development. Backed by a strengthening portfolio of terrific IP, IGT is currently enjoying the most success we’ve had in game development in over a decade. In the premium space, we’ve consistently delivered high-performing linked progressives. Tiger & Dragon, which was just released in April, is one of our top-scoring test bank titles and is off to a strong start. Four of our non-WAP premium games are in the latest Eilers top 25 new Premium games, and we expect Tiger & Dragon to make its way on that list soon. In the WAP arena, IGT has 11 of the top 25 indexing games, including the number one and number three spots with Megabucks Double Diamond Deluxe and Wheel of Fortune Double Diamond. We’ve got exciting new titles on the horizon with Whitney Houston and Prosperity Link Blessings. We’ve made significant inroads in the core video category, which represents the largest portion of industry sales and is a space where IGT is under-represented. I already mentioned the recent success of Rising Rockets, but it’s worth noting the longevity of titles like Magic Treasures and the growing library of new games such as Golden Eagle and Golden Phoenix. The success of our games in North America is translating to the rest of the world. Magic Treasures and Mystery of the Lamp are among the top ten indexing premium games in the EMEA region, while Magic Treasures and Egyptian Link are among the top 10 indexing core games in Latin America. The encouraging land-based results are also evident in our iGaming business. IGT has three of the top five performing U.S. online games. We’ve had particular success with a multichannel focus, leveraging strong land-based franchises in the digital arena. Later this year, we’ll be rolling out new digital games under the successful Cash Eruption, Cleopatra, and Fortune Coin franchises. So, 2024 is off to a strong start with record operating income net of Separation & divestiture costs. Our upgraded full-year ‘24 revenue and profit outlook reflects broad-based momentum across key performance indicators in the balance of the year. We continue to make progress in separating

5 Global Gaming (correction: Global Lottery) from Gaming & Digital and preparing for the proposed transaction with Everi. Now, I’ll turn the call over to Max. Max Chiara Chief Financial Officer of IGT Thank you, Vince, and good morning, everyone. We generated strong revenue and operating income margin in the first quarter, exceeding the outlook we provided in March, and we delivered record operating income when you exclude $18 million in Separation and divestiture costs related to the planned spin and merger transaction for Gaming & Digital. Revenue of $1.07 billion increased 1 percent year-over year, reflecting continued growth in Global Lottery, partially offset by the timing of product sales in Gaming & Digital. We delivered operating income of $256 million and an operating margin of 24 percent, in line with the prior year, as strength in Global Lottery and improvements in R&D and SG&A costs were offset by the lower revenue contribution from Gaming & Digital and Separation & divestiture costs. Excluding Separation & divestiture costs, operating income rose to an all-time quarterly record of $273 million and operating margin expanded 150 basis points to 25.6 percent, propelled by strong Italy same-store sales and higher product sales margin in Global Lottery, and easing of supply chain costs and R&D process improvements in Gaming & Digital. Adjusted EBITDA was $443 million, in line with the prior year, but up 3 percent to $461 million excluding the Separation & divestiture costs. We generated EPS of 40 cents per share as a result of the strong operating performance indicated above and the tax rate normalization. Adjusted EPS was 46 cents per share, compared to 49 cents per share in the prior year, and would’ve been 4 cents higher year over year to 53 cents excluding the after-tax impact of Separation & divestiture costs. I will now turn to a segment-level review of 1st quarter results. Global Lottery delivered solid revenue and profit growth in the 1st quarter. Revenue rose 6 percent to $661 million, driven by strong product sales and continued Italy same-store sales growth. First quarter product sales revenue nearly doubled, bolstered by the delivery of GameTouch™ 28 self-service terminals in Canada and system software upgrades in Singapore and Germany. About 20 percent of this increase is due to a planned acceleration of sales originally expected to occur later in the year. As a reminder, the timing of product sales in this segment can be lumpy, and we

6 expect to see some moderation on a full year basis given the high levels experienced in the prior year. Robust Italy same-store sales, coupled with contributions from a 2023 contract win in Connecticut, helped drive service revenue up 3 percent. Operating income rose 8 percent to $258 million, and operating margin expanded 60 basis points, propelled by strong Italy same-store sales and product sales margin. High multi-state jackpot activity later in the quarter helped neutralize a previously expected year-over-year decline. In Q1, Gaming & Digital delivered the 12th consecutive quarter of year, year-over-year operating margin expansion and achieved a profit in line with prior year, despite lower revenue related to the timing of product sales. Revenue of $406 million declined 7 percent versus the prior year. The global installed base continues to expand on the strength of high-performing games and cabinets, particularly in the area of multi-level progressives. Terminal service revenue rose two percent year-over-year on growth in the global installed base. On a sequential basis, the Rest of World installed base added over 230 units while the U.S. & Canada was relatively stable as growth in premium casino units mostly offset expected removals in the New York WLA market. We shipped over 6,600 units in the quarter, and U.S. & Canada ASPs hit a record at nearly $17,000. However, as anticipated, product sales revenue declined year-over-year as the prior year benefitted from more new and expansion opportunities, and pent-up demand for replacement units in the U.S. & Canada, and elevated IP and software licenses. iGaming revenue increased 10 percent, primarily driven by strong performance in the U.S., coupled with favorable timing of jackpots. Despite lower revenue, operating income of $81 million was in line with the prior year and profit expansion continued with operating margin increasing 80 basis points to 20 percent, driven by easing of supply chain costs and R&D process improvements. We have decided to pull the Investor Day target margin reference from this quarter onward, as the two segment combinations have rendered the comparison with the previous margin view less relevant. However, we are maintaining our outlook for 250-to-400 basis points of margin progression expected to occur in 2024. Following the closing of the merger transaction, the new management team will provide their thoughts around appropriate long term aspirational targets for the new combined entity. In terms of the specific forces behind 2024 operating margin improvements, we can consider the following: an expected revenue growth backed by favorable KPI momentum, primarily in the international markets; the continued moderation of supply chain costs, which is mostly an H1 event; and a consistent approach focused on diligent cost management, with increased operating leverage as revenues, as revenue flexes upward in the balance of the year.

7 On the back of gaming demand stabilization in North America and continued expected recovery and expansion in international markets, we remain very positive on our margin improvement trajectory going forward. Turning to the balance sheet now, we generated cash from operations of $120 million in the quarter, which included around $195 million in cash outflows primarily related to the timing of cash taxes and AR/AP dynamics. These timing impacts were expected, and we are confident in our ability to achieve our full-year target of at least a billion in cash from operations, with about 40 percent of the target generated in the first half and 60 percent in the second half of the year. We are in a solid financial position with net debt leverage of 2.9 times, matching the lowest level in IGT history, manageable near-term debt maturities, and $1.7 billion in liquidity. Based on the strong first quarter results, we are upgrading our full-year outlook to the upper end of the previous range, increasing revenue expectations to approximately $4.4 billion with an operating margin of around 21 percent. We continue to expect about $130 million in pre-closing Separation & divestiture costs related to the planned spin and merger transaction. Excluding those event-specific costs, operating margin would be about 24 percent, a record level for a full-year period. More immediately, for the second quarter, we expect to deliver revenue of approximately, of approximately $1.05 billion and operating income margin of around 22 percent, which includes about a 250 basis point impact from the pre-closing Separation & divestiture costs. We believe that the current run rate on the Separation & divestiture costs will continue in the short term and see the balance of those costs backloaded towards the closing date. Before moving to Q&A, we’d like to spend some time on key areas of investor interest regarding the spin-off of IGT’s Gaming & Digital assets and subsequent merger with Everi. We believe the creation of two separate pure play companies has the potential to create significant value for IGT shareholders through the delivery of cash proceeds to RemainCo, the issuance of MergeCo shares in exchange for units of SpinCo, and the potential re-rating of the two companies, as well as the synergies expected at MergeCo. Many of you have asked about the path to closing the transaction. As you can see here, there are various work streams and milestones required. We are making progress on each, and we expect closing in late 2024 or early 2025. Speaking of progress, we have advanced in the financing portion of the transaction, receiving strong support through the extension of bank financing commitments to seven more high-caliber financial institutions. The deal was more than two times oversubscribed, with the revolver successfully upsized by 50 percent to $750 million. The strong interest in the IGT/Everi combination that we have seen from the banking side during this process is a testament to the strength of the proposed transaction.

8 Regarding the timing of the estimated $200 million in Separation & divesture costs, we expect to pay about two-thirds before closing, with the remaining portion incurred upon closing. These costs are aligned with those of similarly complex transactions, and here you have some perspective on the scope of the various workstreams behind them. It is important to recognize we are executing two transactions in one: a carve-out / spin-off of one segment from a public listed company and a merger with another public listed company. That also explain partially the time needed to close the transaction, as the new entity will need to be SOX ready from day one. We’ve had many questions about the taxable nature of the transaction. We chose this path since there is minimal tax leakage to IGT, and it allows both new companies full freedom to pursue strategic M&A and other capital allocation initiatives from day one. We currently expect the distribution to be treated as a dividend. There are tax consequences to shareholders, and we’ve provided some insight on implications for U.S. holders as a reference here. Also, please refer to additional tax disclosure in IGT’s 20-F filed in March 2024. In general, the tax impact to shareholders can be viewed as a matter of timing, as shareholders will receive a fair market value tax basis in the new stock. The cash distribution to be paid to RemainCo upon closing of the merger has a very favorable impact on the leverage profile of the standalone Lottery company. We intend to allocate about $2 billion of the net distribution to paying down debt. That puts RemainCo’s 2023 pro forma net debt leverage at about two-and-a-half times, strengthening the Company’s financial condition. Based upon that, the pro-forma Adjusted EBITDA figure for RemainCo sits at around $1.2 billion. At this point, we’d like to open the call for questions. Operator, can you help with that, please? Operator Thank you. If you would like to ask a question, please press “*1” on your telephone keypad to raise your hand in the designated queue. If you would like to withdraw your question, again, press “*1”. We’ll pause for a moment to compile the roster. Your first question comes from the line of Barry Jonas, with Truist Securities. Please go ahead. Barry Jonas Truist Securities, Inc. Hey guys, good morning! Um, Vince, what’s the reaction been from customers, ah, regarding the proposed transaction? I guess, what, what are they most excited about and are there areas of concern you’ve had to address? Thanks! Vince Sadusky Yeah, good, good question, ah, you know, both, ah the IGT commercial teams and the, you know, the Everi commercial teams have spent a lot of time with customers. We both have good size sales forces, especially in North America, um, and ah, you know, I’ve spoken with customers, as well, and universally, you know, we’ve not received negative feedback. I think that, ah, the opportunity

9 for customers is to have a, a, a competitor that has a, a greater collective amount of R&D resources focused in the right areas. I’d say, you know, over the last couple years, in particular, IGT’s been, been very competitive. You know, we've got our cabinets, our, our PeakCurve™49 cabinets ranked #2, we've had a string of, of hit games in the MLP space, we've revamped our mechanical reel. We’ve, you know, we’ve come out after more than a decade with a, a new very effective video poker product, etcetera, so you know we, we've had really good momentum. The infrastructure side of the casino centered around cash access has been a real strength of, of Everi’s, and really integral to the operation, best in class, as well. So, you know, we've not had any customers concerned around, ah, you know, consolidated market pressure or any, any of those types of things since we’re complementary in those areas. And then when you think about, you know, the various regions, ah, you have some regions that are VLT markets, some are AWP markets, some are Class II markets, and, you know, each one of us has strong offerings in one of these respective areas. So, you know, the opportunity to over time be able to bring game themes that individually we’re, we're, we’re producing on a standalone basis into those markets is something that, that operators understand and are, are, are excited about. So, they see us as a, as a better equipment supplier with a more fulsome offering, and, ah, you know, anecdotally, ah, we've got, a, a good amount of cheerleaders on the, on the casino side, just, I think, a real testimony to the service orientation of after units are sold, the support that takes place on the Everi side and on the IGT side with our amazing field services group and ability to constantly upgrade and, and service these, these machines in the field being best in class. I think, you know, overall, it's been met with really, really positive, positive response. So, you know we can't wait to get this closed, and we're excited to you know, and we're excited to, to get together and, and, ah, you know, be able to be one unit. Barry Jonas That, that's great and then just as a follow up, you know, while you guys are working on your separation, a gaming competitor just closed on an acquisition of an iLottery competitor, so I'm curious how you see that, ah, that transaction impacting your iLottery positioning given your, ah, proposed separation. Thanks. Vince Sadusky Yeah, I mean, you know, combinations, right, it's all about execution. So, it'll be interesting to see how that plays out, but, um, you know, but that competitor has a good iLottery product, ah, and, you know, we’ve competed against that product effectively with our iLottery, ah, products, ah, over, you know, the last three or four years. So, yeah, again, iLottery, ah, enjoys good growth, right, still being kind of early days of, of customer uptake, and we've continued to enjoy, you know, really good double digit growth in the, in the, in the iLottery space, ah, and, you know, we've been, we’ve been successful in continuing to bring more iLottery, both platform and content customers, to, to IGT, IGT Lottery. So, as you can imagine, any, any high growth space has ah, has competition and, yeah, I have no idea, ah, what, what the plans are for that entity but, ah, on a standalone basis they've been a, a

10 good competitor and they’ve helped to keep, you know, our team sharp and you know, we constantly rank our games versus our competition’s games’, ah, performance and we've got many of the top performing iLottery games as well as benchmarking, ah, platforms, so, again, we, we welcome the competition. Barry Jonas Perfect. Thank you so much. Operator Your next question comes from the line of Jeff Stantial with Stifel. Please go ahead. Jeff Stantial Stifel, Nicolaus & Company Great. Good morning, everyone. Thanks for taking our questions. Maybe starting off on, on the announcement around the, around the Lotto JV structure. Vince, could you just expand a bit further on the strategic rationale for, for leaving the JV structure intact? Obviously, the, the balance sheet looks a lot different than the last time you went through this process so, just curious what led you to decide to incorporate funding partners again this time around? Vince Sadusky Yeah, we say, ah, you know, when you look back at partnerships, ah, over, over the duration of the term, you know, you have the ability, of course and, ah, with the advantage of hindsight, to, to evaluate how successful the partnership has been and, um, you know, we think the, the partnership between Allwyn, Ariana, Novomatic, um, we think it's, you know, it's been a successful, um, partnership. Ah, the team has worked I think, ah, as, as good partners. Of course, we operate it, we run it. Um, you know, the joint venture has advantages in terms of, of funding and, ah, and, and also the ability to bring in, ah, incremental folks with, you know, with lottery experience in different areas. So, you know, again, it, it operated well, and ah so, quite simply we decided to, we would, we and our partners decided to continue it, and, um, we're moving ahead with, with this. We, we, we think the stability of, of what we've had for many years is beneficial to, to all and no reason to, to upset that. Jeff Stantial Great, that makes sense, thanks, thanks for that color. And then turning to, to the guidance revision, if you back out Q1 and your Q2 guidance from, from the full year guidance it looks like you're expecting about 52% of revenues to come in the back half of the year, can you just expand a bit more on the expected seasonality or, I guess, acceleration? Is this mostly casino slot purchasing seasonality or, or what else is it driving your expectation for more back half weighted ‘24? Thanks.

11 Vince Sadusky Um, yeah, I mean I, I say, you know, on the, on the Lottery side, you know, ah, we, when you, you look forward, we expect a low single digit same store sales growth as we look with the, you know, the limited visibility we have given the momentum we've got it in, in Italy, ah, and what we're seeing in North America and, ah, and ah, the rest of the, of the world. We've had, ah, several of our markets have launched, ah, new instant tickets, which is, ah, which I think would be super helpful given you know, the strong, the strong high-priced instant ticket launches in some significant jurisdictions, ah, in the early part of, of last year. So, we take that, so that's, that's super helpful. The multistate jackpot has been such a, so attractive to consumers. You know, we saw towards the end of last year and into the beginning of this year, a bit of, of jackpot fatigue in that area as there's been a lot more frequent billion dollar, close to billion dollar, advertised jackpots, but, you know, then that accelerated, and we actually saw, ah, you know, on a weekly basis sales towards the, the large jackpots improve at the end of the run in 2024 for these last couple of Powerball and, and, and Mega Millions, you know, billion dollar plus jackpot. So, that’s, you know, I think a good, a good encouraging sign. On the Gaming side, you know, we had, you know, just an incredible amount of pent-up demand going into 2023. So, you know, a bit of a difficult comp. However, you know, when we look forward and it's really all about, you know, how well the games are performing now and, you know, the upcoming, ah, game launches, um yeah, we're, we're really excited again, as I mentioned, I think, you know not just myself and the team would say that we're in the best shape we've been in, you know, in a decade with consistent high-ranking launches of, ah, not only MLP games, premium games which are critical and evidenced by the, the continued expansion of the, the installed base on the premium side and in North America. But, but now, in cores, well, you know, the team’s been able to put together, ah, some core games that, ah, look, you know, pretty, pretty exciting. Again, I think, ah, I mentioned Rising Rockets is one of them, premiering at #3 and #5 close, to 2.5x house average in, in early days. So, that’s, that's something that's, that's new for us and pretty, pretty exciting. And, so we're looking ahead at, at unit shipments, and, you know, we know from what our casino customers have reported, ah, you know, some mixed results. But, again, they had a very challenging January with weather, ah, as well as, you know, record setting numbers for, for last year. So, I'm actually encouraged. I see that, you know, continued performance at around last year's level as really good. Um, you know, in chatting with our customers, some got off to a bit of a slow start with capital expenditures. But, um, but the conversations have gone well, and, ah, again, I think as long as, you know, we're, we're in a position where our games are performing, ah, you know, we're entitled to get our fair share of the, ah, of, of the, both the purchasing and install base replacements projected to take, take place this year.

12 So, as we look out, we, we, we do see for the second quarter unit shipments, I'm sorry, um, the sales funnel building at around similar levels to, to prior year, and we think that throughout the course of the year, ah, that will continue to improve for us, ah, and through the combination of both, you know, the industry and, ah, the performance of our, of our games. And, ah, I hand it over to Max for any other thoughts. Max Chiara I would say that the only item I would like to add is that, on the back of the strong KPI momentum, we’ve been experiencing in the last few quarters in Gaming, including ASP install base and all of that, we think that we can continue to achieve, ah, positive revenue momentum in the balance of the year. Jeff Stantial Great. Thanks, Vince. Thanks, Max. Appreciate all the color and congrats on a strong quarter. Vince Sadusky Thank you. Operator Your, your next question comes from the line of David Katz, with Jefferies. Please go ahead. David Katz Jefferies LLC Ah, good morning. Thanks for taking my questions; I appreciate it. Um, I, I wanted to, Vince, just talk about the update on the Italy, you know, concession. I, I’m, I’m a bit curious how that came about. I don't recall, sort of, getting this early insight, ah, last time. You know, obviously, is, is there any potential for it to change as we move down the road since there is a fair amount of time? And, you know, I guess to the degree that you can, you know, plan or, or, you know, provide for, um, you know, it ultimately being resolved, now, that that obviously is pretty good thing, right? Any, any insight there would be helpful. Thanks. Vince Sadusky Yeah, um, so, so going back to the years ago, the, the last renewal, um, I, I think, you know, the, the process of the announcement of the term, ah, and the rate and the fee is the, the first step. Ah, and then, of course, there's multiple approvals and steps that take place, including the drafting of a formal RFP, and then the, the bid and award process. Which, you know, will take, will take some time. And, I'll let Max take you through more, more of the, the details of the, of the process. Max Chiara

13 So, at beginning of April, um, um, governmental decree has been issued in Italy which basically highlighted the key features of, ah, that, that, that new bid will include. Now the, ah, the ADM, the appropriate agency, needs to draft the tender. Ah, there are a few steps and [inaudible] in the agenda to follow the drafting of the tender, including the opinion of, ah, compatibility with EU tender rules. Once the tender is issued, then interested parties make their assessments, offer a bid, ah, the bid will get assessed. All the, all the offers get assessed by the ADM. So, all in all, we expect that the time is still, ah, to be around 12 to 18 months, ah, to full execution of this process. But, definitely, we welcome the, um, these, um, the announcement of the KPIs, the key indicators for the, for the bid, ah, as it provides a lot of clarity and, on the back of that as Vince said, we have extended the memorandum, a memorandum of under, understanding to the existing consortium for, for the upcoming bid. David Katz Understood. Um, and if I can just follow up, you know, quickly on the margin side and make sure we're perfectly clear. I mean the, the margins are very, very good. I want to make sure that I'm comping what, you know, what you've said today with what was last time. Ah, and if I’m, you know, reading correctly, right, it was 20-to-21 including roughly 300 basis points of impact from, you know, the pending deals and, and now, right, we're excluding those and going to a top end of 24%, right? So, there, there is, there is a, you know, a bit of, a bit of improvement. But, I just want to make sure we're all perfectly clear on, on what that the change is, what the update is. Max Chiara Yes, correct. So, effectively, when you take the midpoint of the original, ah, margin guidance range, we're moving the margin up 50bps with this upgrade. So, again, ah, we think that, ah, that, that improvement is, is solid and is backed by a very strong Q1, which came in better than expected. Some of that was timing related, so timing of separation costs, ah, the catch up on the jackpot was not originally expected on a year-over-year basis, so that also helped fill the gap. And then, there is obviously underlying strength in our performance as a combination of the different markets that came to fruition. A strong, obviously a strong Italy market in Lottery helps our margin a lot. So, again, going forward, we believe that, um, we continue to stay focused on improving our margin and, again, we need to watch out the impact of the separation & divestiture expenses because I think it's appropriate for the market to appreciate what is the organic earnings power of this, ah, group of assets versus the, obviously the reported the number which includes, ah, those costs, those one-time costs. David Katz Agreed. Congrats. Thanks. Appreciate it.

14 Operator Your next question comes from the line of Chad Beynon, from Macquarie. Please go ahead. Chad Beynon Macquarie Group Good morning. Thanks for taking my question. I wanted to focus on some of the underlying North American trends. Um, you guys both mentioned, ah, the impact that a lot of your, your clients, the operators, ah, saw in January given the, ah, inclement weather. Um, but as it relates to, to lottery, did you see that in that segment as well in North America? Meaning, you know, lower, kind of, same store demand in, in January and then that picked up? And then second part of the weather- related question is around yields. Ah, so, did you see, you know, revenue per, per unit or, um, you know, the yields for the gaming ops business start to inflect positively in any month when we got past the weather? Thanks. Max Chiara Yes, so absolutely, ah, Chad, ah, this is right. We have seen, as well, a very slow start of the year in January, which probably is due to that weather situation, ah, which impacted a little bit of our early-year activity. But, we saw also a pickup of momentum in February and March, which re- aligned, ah, the trends correctly during the quarter. Ah, again, both in North America for, for Gaming and Lottery. The one thing that is more important to mention for Lottery is the year-over-year, ah, difference in the game, new game, ah, launch cadence. So, last year, we were on the verge of, ah, having launched a new high ticket game so that initial momentum was very strong. Obviously, this year, the launch cadence has a different tempo, and we expect that to happen later in the year. So, we’re confident that we will be able to cover that, ah, game launch impact, ah, for the balance of the year in Lottery. And, as far as Gaming is concerned, the recent yields dynamic has been very strong. We continue to make good progress on our standalone units and, by the way, by default replacing standalone units coming in with VLT going out, there is a net positive impact to the margin, ah, mix in the portfolio. Chad Beynon Great, thank you. On, on the Digital business, any updated views in terms of, ah, potential impact from, from the white paper implementations in the back half of the year? Is, is that factored in, in, in the guidance? I know it's not a, a huge contributor, ah, but is anything changed from that respect? Vince Sadusky No, nothing. We can’t think of anything that, ah, has impacted our projections for the rest of the year and our, our business plan as a result of that.

15 Chad Beynon Okay, great. Thank you. Thank you, both. Appreciate it. Operator Your next question comes from the line of Joe Stauff, with Susquehanna. Please go ahead. Joe Stauff Susquehanna International Group Great, ah, good morning. I wanted to ask about, you know, the Italian results, ah, lottery results. Ah, really strong, organic growth, over 4% on a tough comp. I was wondering if you could maybe disaggregate or discuss. Was this product specific? Was it newer products? Was it across the board? And then I had maybe two, say, more deal specific questions. Maybe, ah, Max, when do you expect the carve-out portion of the transaction to be done? Is that, you know, would you expect everything in terms of the various org chart boxes that you have to move around to be done by the third quarter or whatever? Um, and when would you expect the S-4 to be filed? Thank you. Vince Sadusky I’ll take the first question around, around Italy. Yeah, the continued growth in Italy, I think, is a real testimony to the, the team’s capabilities when you think about the significant increase that was experienced in, in gameplay and sales in Italy in the first quarter of Q, Q, of 2023. Ah, and then following that the strong growth here in the first quarter of, of 2024, um, you know, and, and, you know, I recently spent time with the team going through our strategic plan in Rome and it's, it's a little bit of everything. Ah, you got, really good game innovation since we've been operating the, the lottery since inception. Ah, the library of games and the knowledge of the proper games to evolve and refresh, ah, in deep franchises, ah, like 10e Lotto, I think are things that are incredibly valuable. And, the research and analysis that’s done around, ah, price points and various payout strategies, ah, and being aware and observing best practices around the world, ah, I think has all led to this. Plus, uh, the retail distribution network, ah the partnership we have with the tobacconist and our point of sales teams that are constantly working, ah, with, with, with our, our point of sales operators is, is second to none; it’s very, very impressive. And, then when we look out forward, the team has a very impressive slate of continued game launches and game evolution with, ah, different price points. Um, they're looking at lower end price points, like, ah, you know, 50-cent launches all the way up to, ah, varying price points, the €15, €25, different payout structures, ah, different gameplay, and all that's been all coupled, really recently, in the last really less than two years with much more effective game launches on the iLottery side, as well. But, emulating a lot of the themes that we have developed on the retail side but in a digital format, I think appealing to, to an even broader group of players. So, we’ve seen really good growth on that front, as well. So, it's, it's really I think a bit of everything, just great execution.

16 Max Chiara Great, and in terms of the second part of the question, so we've been, um, working on the carve- out, ah, ah, preparation for some time now. Ah, obviously, we have to take into account that there are three years here that we need to complete plus, obviously, we have to follow through with the quarterly cadence in ’24, as well, depending on when the S-4 gets filed. Ah, so again, work is in progress, and we're making progress as expected at this point of the year. In terms of the S-4, it currently is in preparation as we speak. We expect that probably to be in a good position towards the second half of the second quarter, towards the end of the second quarter to be able to do the initial filing and then, obviously, the typical 30-to-60 days, ah, back and forth, um, with the staff, ah, to finalize the document hopefully by the end of the summer time. Joe Stauff Thanks, Vince. Thanks, Max. Operator Our last question today comes from David Hargreaves, with Barclays. Please go ahead. David Hargreaves Barclays Hi, I wanted to, ah, check the financing commitments you've announced, are those all of the financing you are going to need for the transaction? And, then, ah, secondly, is there any update on the disposition of the Everi bonds? Um, what, what’s going to happen with those? Thank you. Max Chiara Yes, I'll take the first part of the question asked. Ah, so, the financial commitment of $3.7 billion, ah, before the revolver, ah, are going to be split between a note to be issued and TLB instrument that also will be issued, um, round about, ah, the closing time. We think, we believe that, that package is sufficient to get MergeCo going. On top of that, we have a revolver of, ah, for $750 million, which was upsized, upsized from the original, um, amount, which we think is sufficient to support the growth of MergeCo and the financial needs of MergeCo on day one. Ah, the good thing is once we went out and promoted the package, we got a superior response from, ah, financial institutions, primary financial institutions, and we were very pleased to, kind of, revise the commitments to the upside.

17 David Hargreaves That’s helpful. Now, I think there’s just a little, uh, concern among investors. Are you able to say at this point if there’s going to be a 101 change of control made for the Everi notes? Vincent Sadusky Ah, that’s uh, that's really Everi's question. David Hargreaves Everi’s question. Okay, I see. Thank you so much. Operator That concludes our question-and-answer session today. I will now turn the call back over to Vince Sadusky for closing comments. Vincent Sadusky Yes. Thanks for joining us today. Um, as you heard, '24 is off to a good start with record operating income, net of Separation & divestiture costs. Our upgraded full year revenue and profit outlook reflects good momentum across key KPIs and balance of the year. And, the work to separate Global Lottery from Gaming & Digital is underway as we, as we prepare for the proposed transaction with Everi. As we've said before, we believe the creation of two more focused companies better positions them to service customers and create significant value for stakeholders. So, thanks for your interest in IGT, and have a great day. Operator This concludes today's conference call. Thank you for your participation. You may now disconnect. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S- 4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF

18 IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements

19 other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements,

20 customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8- K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.